FLUSHING FINANCIAL CORPORATION

220 RXR Plaza

Uniondale, New York 11566

September 18, 2020

VIA EDGAR

Ms. Sonia Bednarowski

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Flushing Financial Corporation
Registration Statement on Form S-4
File No. 333-235411
Post-Effective Amendment No. 1 filed on August 31, 2020;
Post-Effective Amendment No. 2 filed on September 14, 2020; and
Post-Effective Amendment No. 3 filed on September 16, 2020

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Flushing Financial Corporation (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on Monday, September 18, 2020, or as soon as possible thereafter.

Please contact Robert C. Azarow of Arnold & Porter, counsel to the Company, at (212) 836-7477 or via email at Robert.Azarow@arnoldporter.com, as soon as the Registration Statement has been declared effective, or if you have any questions concerning this request.

Very truly yours,

FLUSHING FINANCIAL CORPORATION

By:	/s/ Maria A. Grasso
	Name:	Maria A. Grasso
	Title:	Senior Executive Vice President and Chief Operating Officer